New Way Homes

Main Street Infrastructure Infrastructure Main Street Community

Creates new affordable and below-market-rate housing

NEWWAYHOMES.ORG SANTA CRUZ CALIFORNIA


GREATER COOPER
A.M.E. ZION CHURCH
EDUCATION CENTER
OFFICE
Welcome Home
P



I started New Way Homes to reduce homelessness and reduce the economic displacement that is changing our community and region. I had previously co-founded an initiative that has housed over 900 chronic and veteran homeless individuals, but homelessness, along with displacement, commutes, and poverty continue to worsen in our region.

Sibley V. Simon President @ New Way Homes

Why you may want to support us...

1. We have 19 units in construction and >300 units in design and permitting today.
2. The majority of our pipeline of projects are creating housing to be owned by Black churches.
3. We have a 4-year track record of making interest payments to investors and lenders.
4. Our team has decades of experience developing, designing, operating housing & social services.
5. Our model can scale and be replicated to solve this housing crisis - and you can help.
6. Thousands of non-profits own land & want to develop affordable housing; we unlock that potential.
7. There isn't close to enough government funding to meet our affordable housing need.

WE'VE RAISED $3,711,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sibley V. Simon
President
Former technology entrepreneur, founder of New Way Homes, co-founder of the 180/2020 Initiative & Treasurer of Housing Matters

Hillary Talbot



Alyssa Willett
Chief Financial Analyst, Envision Housing
Leads finance & compliance for NWH; formerly Finance&Operations Director at Homeless Services Center

Susan O'connor Fraser

Tam Con



Micah Silvey
Board Member
Director @ Certification, Green Building Certification Institute | Manages team responsible for all LEED certifications and the development & rollout of new certification programs.



Christine Sippl
Board Member
Senior Director of Programs & Strategic Partnerships @ Encompass Community Services | Previously @ Santa Cruz County's Homeless Person's Health Project where she developed permanent supportive housing and partnered to form the 180/180 Initiative.



James Rector
Treasurer
CEO @ RC Cubed | Provides funding for solar installations at non-profits and public buildings via impact investors.



Robert Singleton
Secretary of the Board
Founder @ Civinomics | Current work includes housing policy recommendations and research for the Santa Cruz County Business Council and Association of Realtors.



Kimberly Edmonds
Board Member
Founding Principal @ Ventura Partners | Over 20 Years experience work with non-profits to execute commercial developments and previous experience in affordable housing development.



Robert Davidson
Board Member
CEO @ Canyon View Capital | Over 30 years managing residential rental real estate investment funds and previous work as a CPA.



Aura Oslapas
Board Member
Principal at A+O Design Partners. Over 30 years as a design professional, including experience design, product design, and design management & strategy.



Owen Lawlor
Board Member
Managing Member at Moss Beach Associates, LLC. Over 20 years of experience in all aspects of the Residential and Commercial Real Estate Development Process with special emphasis in governmental relations within the Land Use entitlement process.



Andrew Ow
Board Member
Counsel @ Ow Family Properties



Uche Uwahemu
Board Member
Senior District Field Rep @ Office of State Assemblywoman | Board Member @ City of Richmond's Workforce Investment Board. Previous board member @ Contra Costa County Economic Opportunity Council and principal @ Cal Bay Consulting Group, LLC

Dino Adelfio

In the news

Downloads

Loan Policies - New Way Homes.pdf

Building the Future of Affordable Housing

In many regions, housing is now so expensive that there is rapidly increasing displacement, homelessness, length of commutes, overcrowding, and poverty. New Way Homes creates new below-market-rate, affordable, and supportive housing by pairing private impact investment with non-profit landowners and new development strategies. We've shown this works - we're building 19 units now, have over 300 units under development, and have the opportunity to build thousands more. A majority of our future projects are partnerships with Black churches to help address the housing insecurity and wealth gap in this community and to strengthen these institutions' impact and sustainability.

A growing majority of people in California pay unaffordable rates for housing, and it is tearing communities apart.

Sibley co-founded an initiative that has helped over 900 chronic and veteran homeless individuals into permanent housing in Santa Cruz County alone, but homelessness continues to rise. California now has the highest poverty rate in the US when housing costs are included, at 23.8% and rising. Communities of color are disproportionately affected by exclusionary zoning, economic displacement, and housing insecurity. And yet the state is building only about half of the amount of housing each year that is needed just for NEW demand - i.e. the problem is continuing to get worse every year.

[ADD A GRAPH/PICTURE OF THE PROBLEM HERE, at least 720px wide]

New Way Homes creates new below-market-rate, affordable, and supportive housing by pairing private impact investment with non-profit landowners and new development strategies.

We re-designed the housing development structure from the ground up focused on creating less expensive housing. We don't compete for government funding, and we don't fund projects with investments that seek to maximize return. We get fixed-return private investment from foundations and individuals, partner with landowners who already serve their local communities with a mission, use high-quality modular construction and new environmental sustainability construction techniques, and maximize income-restricted affordable housing and other types of stable rental housing.

[ADD A HIGH-QUALITY PICTURE OF YOUR PRODUCT HERE, at least 720px wide]

How it works

Your investment allows us to work with landowners like churches and other non-profits to design, permit, and finance new below-market-rate rental housing. When we get construction loans or long-term mortgages on the projects, those sources repay the New Way Homes Fund with interest so that it can seed new projects and then after 10-years, pay back your investment.

[ADD A SLIDE OF YOUR 3 STEPS, at least 720px wide]

Team

Sibley Simon is an experienced and successful entrepreneur focused on innovative solutions to very complex problems. In tech, he and his companies' work were repeatedly recognized as innovative, including being listed on MIT Technology Review's 35 tech innovators under 35 and with two technical Emmy awards. Sibley has been a director and Treasurer for 8 years of Housing Matters, the largest non-profit focused on homelessness in Santa Cruz County. During this time Housing Matters more than tripled its size and impact and Sibley co-founded the 180/2020 Initiative that has housed over 900 veteran and chronically homeless individuals. Now for 5 years, Sibley has focused on growing a new housing development model that can fill the enormous gap between high-end housing development and government-subsidized housing.

The New Way Homes team also includes tremendous experience in development and finance. The Board of Directors that oversees NWH includes decades of experience in housing development, commercial development & operations, green building, rental housing finance and management, human-centered design, social services, and non-profit

[ADD A SLIDE OF YOUR TEAM, with logos from past organizations, at least 720px wide]

Traction

New Way Homes has 19 units under construction, all lower-income or supportive housing units. NWH also has our next 5 projects with over 300 units in the design and permitting process, including over 120 units of supportive housing and many other affordable units, co-living units, and other types of below-market-rate housing. We now receive inquiries from non-profit landowners every week, making clear potential to start work on many thousands of homes.

[OPTIONAL, ADD 1-3 PICTURES OF THE GOOD OL' EARLY DAYS, at least 720px wide]

[ADD A LINE GRAPH HERE, at least 720px wide]

Business model

California has a housing deficit of well over 2M units and the other development models (higher-end housing development and publicly subsidized housing development) are not keeping up with the increase in that number. So the market that needs to be met with a new model is well over two million housing units in CA alone.

New Way Homes gets a fixed return on the capital it puts into housing development, most of which it passes along to investors in its fund. We believe this model is highly scalable. As new housing is developed that can back investment, we believe there are ultimately billions of dollars of capital that would be interested in investing in our fixed-return fund to develop mission-driven housing.

[ADD A LINE GRAPH HERE, at least 720px wide]

Join us!

Your investment can help us turn around one of the most challenging trends our country faces.

[ADD A LINE GRAPH HERE, at least 720px wide]

Our Motivation

We've seen our community being torn apart. Just in Santa Cruz, we have half the families with young children than we had twenty years ago. We have less economic and racial diversity. We have more people becoming homeless - even those who have and keep employment. We're starting to experience big effects of climate change. Schools struggle to hire teachers. Traffic is far worse due to longer commutes.

This is a story happening in communities across California and elsewhere. We've expanded our work to focus on partnerships with neighborhood churches in Black communities in Oakland, where a huge amount of displacement has taken place over the last decade. Every one of these problems trace back in part to the same thing - our housing crisis. It is causing or making each of these challenges much worse. Working on any of these problems directly without also solving the housing crisis is not enough.

So in 2015 Sibley founded New Way Homes to be a big part of the solution to the underlying problem of housing affordability.

Our Solution

We need far more housing and to have that housing really help far more people live affordably. The first thing needed was a capital structure that supported one of the biggest kinds of development needed - multifamily, below market-rate rental housing near jobs and transportation.

We enable this - we gather investment (in the form of loans to New Way Homes, a non-profit) and use that to develop housing projects without the same very-high-profit pressure of the traditional high-risk/high-return development model. Then we often partner with other non-profits, such as churches, social services non-profits, and occasionally mission-aligned private individuals and companies, who own land.

Development can be expensive, slow, and complex. But we've figured it out. Sibley also founded Envision Housing, a small, mission-driven company that charges below-market rates to do the complex development work when needed. Our team has the expertise to work with non-profits and navigate the City permitting processes.

We're now building affordable housing. Our first 19 units (all either supportive housing or low-income affordable housing) are fully approved and being constructed. **Our first project is 12 units of affordable housing owned and operated by Genesis Worship Center, a Black church in East Oakland. Our next 6 projects are under design and permitting - they have over 300 units ranging from supportive housing to very low income housing to moderate income housing for people like teachers, nurses, and so many other essential jobs in our community.**

Having succeeded in getting our first projects fully approved and funded, we are now raising capital to accelerate our work. We're ready to create these next 6 projects AND start engaging with dozens of other non-profit land owners, primarily Black churches across California, who have already come to us.

We hope you will be a part of our effort to create a new part of the housing industry. By lending New Way Homes funds for 10 years, you'll get a steady, annual interest payment and help solve one of the biggest underlying problems our society faces.

Our Projects

The fun part is seeing what we create to help individuals and families thrive. Here are some of the projects we're working on.

Genesis Worship Center in Oakland, California

This Oakland Church had already received permits for renovating empty interior space into 4 housing units, but was unable to get financing. The permits were expiring. New Way Homes made a loan to the church for pre-development expenses involved in getting new permits for a total of 12 units. Envision Housing is leading the development work and has helped the church both obtain City approval and receive construction lender approval for 100% of construction costs. Construction is now underway on 12 low income affordable housing units, fully owned by this Black-led community church.



7 Units Supportive Housing in Santa Cruz, California

New Way Homes has helped fund Housing Matters, a homelessness services provider, to acquire this long vacant Victorian house, permit a 7-unit interior renovation, and raise all of the other funding needed to pay for acquisition and construction. Top funders of the project include Dignity Health (a hospital network) and our local Community Foundation Santa Cruz County - not traditional housing lenders. The units will provide supportive housing for individuals who have experienced chronic homelessness and have high medical needs, benefitting from the health clinic and other services next door.



Former Charter School Building - Oakland, California

Within a mile of the Genesis Worship Center project above, is Oakland's Center of Hope Church. Abutting the church is a school building that's been vacant for eight+ years. NW is funding a partnership with the church to renovate two buildings into 28 units of all lower income affordable housing.


Vacant School Building
Existing Lodge Hall

Permanent Supportive Housing, Homeless Services Center — Santa Cruz, California

These 121 units are being designed in conjunction with Housing Matters homeless services campus, which would operate the building for individuals most in need of on-site supportive services. The site is co-located with existing services, such as a health care clinic, case management, campus security, mail services, meal support, and supervised medication dispensing. Building housing co-located with coordinated services is nationally recognized as the best practice that houses the most housing-challenged of the chronic homeless population. New Way Homes has received project-specific funding from the Central California Alliance for Health for the project and pledges from major donors to the project. We have completed initial design are well into the City permitting process.



Mixed-Income Project in East Salinas, 76 units (Opportunity Zone)

This California city has immense affordability challenges, with many tens of thousands of farm workers and pressure from the Silicon Valley housing market. New Way Homes is supporting a project with the owners of a mixed-use zoned property that is part of a gateway location for east Salinas. Timed perfectly with the City's public work on its "East Alisal Vibrancy Plan" (1 of 10 communities across the state supported for planning by the California Endowment), this project will be a showcase example for the City's efforts to add high quality housing and redevelop commercial corridors in Salinas. The owners of half of the project site are mission-driven local business owners who are contributing the land as an impact investment into the project. The other site parcel was purchased in 2019 by the project with loans and opportunity zone funds. The project on over two acres is being planned to contain at least 76 units of mixed-income housing and some new commercial space.


ROOF DECK
(SETBACK REQ.
SEE 3/A001)
FIRE TRUC
TURNARO
STAIR / LOBBY
AS FOCUS OF
ARRIVAL
RETAIL ZERO
FRONTAGE
ALONG EAST
MARKET
1
AXON VIEW

Greater Cooper AME Zion Church - Oakland, CA

This church in West Oakland is particularly interested in teacher & staff housing for the many schools in the neighborhood, as well as lower income affordable housing. We're working toward building 20+ units over their parking lot.



Peace Village - Santa Cruz, California

A housing project under design near UC Santa Cruz, with 100+ bedrooms across a mix of unit types, including co-living mini-communities, in partnership with Peace United Church.


QUARRY
LIMESTONE LANE
WESTLAKE
ELEMENTARY
SCHOOL
PEACE UNITED
CHURCH
HIGH STREET
HIGH STREET

8930 MacArthur — East Oakland, California

8930 MacArthur Blvd is a long-vacant lot in east Oakland on a major commercial street. We plan to create 32 units of mixed income housing designed to help reduce displacement by serving populations already present in the neighborhood who are struggling to afford housing. It is also an opportunity to environmentally clean up a site that long ago was a gas station. The Envision Housing team has been going through the process of environmental approvals with Alameda County since early 2019. New Way Homes has also received approval of a $497,000 loan from Bay Area LISC (from the tech-company funded Bay's Future Fund) toward the purchase of the site and project pre-development.



This is just the beginning...

We are actively exploring potential projects with churches, schools, cultural organizations, and many other parties. With your help, we're ready to accelerate this work.

Investor Q&A

– COLLAPSE ALL

What does your company do?

New Way Homes funds and creates below-market-rate rental housing: affordable, workforce, supportive, and other discounted housing. We are proving a scalable new model for filling the HUGE housing production gap. We do not compete for the scarce, government dollars for housing construction that is already fully used.

Where will your company be in 5 years?

In 5 years, we want to have created an entire new part of the housing industry that has a fair balance between investor returns and maximizing affordability. We hope to be creating thousands of units of mission-driven housing per year in the least affordable areas of California and others will be duplicating what we're doing here and across the country. We already have non-profit land owners coming to us at the rate to achieve this and our first >300 units under design.

Why did you choose this idea?

I started New Way Homes to reduce homelessness and reduce the economic displacement that is changing our community and region. I had previously co-founded an initiative that has housed over 900 chronic and veteran homeless individuals, but homelessness, along with displacement, commutes, and poverty continue to worsen in our region.

What's new about what you're doing? How is it different?

In California, and many other urban or high-cost areas of the US, housing is created in two main ways:

A. About 40% of the new housing demand each year is met by "market rate development". Because of the investment structures and financing involved, this model only works for high-end housing, usually for-sale (new houses or condos).

B. About 10% of the new housing demand each year is met by government funded all-affordable housing for lower income levels. All of this public funding gets used.
This leaves the other 50% of new demand completely unmet, not to mention the pent up demand from decades of this under-production of housing.

Our financial structure means that we can actually build almost entirely below-market-rate rental housing. This rental housing is a mix of supportive housing, very low income housing, low income housing, moderate income housing, and other affordable models, such as co-living.
We believe this approach can be scaled with low risk so that it can meet most of the huge, unmet demand. To be clear, differences include:
• We don't compete for tax credits or other government construction subsidy.
• We build rental housing, not condos.
• Our housing is typically a mix of different income levels. • Investors get a capped return, and affordability is maximized - in other words, profit is lowered and capped to benefit residents via lower rents. We target lower-than-market rent increases over time to further increase affordability in the long-run.
• Our housing avoids most land costs - we typically partner with mission-driven land owners such as churches and non-profits. We let those partners define as much as possible about who the housing is for, how it is managed, and affordability or other benefits to the community. We know they know more about serving their community than we do.
• We design for the long term; compared to most new residential buildings, we spend more up front to increase environmental sustainability and decrease costs in the long-term.

How big is the market?

California has the highest real poverty rate of any state in the US (yes that's right!) because of housing costs. Only around 10% of CA's lower-income families live in publicly funded affordable housing, and this is not increasing. The state needs well over 2 million units of housing just to have the same amount of housing per capita as the rest of the United States has, projected to grow to 3.5M units by 2025. What's more, all of the US has been becoming less affordable each year, and the new COVID-19-induced recession is making this worse, both through job loss and less construction of housing.
With the need for millions of units, our market is practically unlimited - we need to not only accelerate what we are doing but teach others how to do it as well in order to solve this massive problem. We're being approached by non-profits every week seeking to build housing on their sites.

What do you understand about your business that others don't get?

The resources are not currently available for most churches or other non-profits who want to build mission-driven housing on their land. Most churches or their sites are not a fit for publicly funded affordable housing (due to the size of the project, the needs of the church, target selection of tenants, or other reasons).

-Most organizations who want to use their land in this way can't afford to take on the risk of lots of debt. Also, lenders typically won't provide funds until the project is permitted, and it usually costs hundreds of thousands of dollars to get to that point.

- Most developers want full project control, while most non-profit land owners want a say in the project and need a board or committee to be involved.

- Most real estate investors want higher profit than such a project can produce and also take higher risk per project. New Way Homes has custom-built an approach that can unlock thousands of sites for less expensive housing that otherwise are not going to be used - and it starts with you, the investor willing to fund this approach.

How do you find non-profit land owners?

To be honest, they are finding us. We've spoken with dozens of non-profits (churches, social services non-profits, educational institutions, etc.) in just the last few months who came to us with a housing project site. We are also finding networks of such organizations, such as churches or other non-profits working to serve a community who already collaborate. We are raising this funding to be able to bring more of those projects through approvals to the point lenders will provide construction funds.

How does your housing affect displacement and racial equity?

NWH has as a core focus reducing, and ideally reversing, displacement due to housing costs from our communities. None of our projects are directly displacing any residents of the project sites. Just as importantly, our projects typically are in partnership with organizations serving their local community and neighborhood, and we follow those partners' lead in determining who the project is designed for, affordability, and tenant selection (within fair housing law). We believe these community-based organizations know how to serve their neighborhood better than we do.Also critical is that we recognize that housing as been one of the areas of most direct and systemic racial discrimination in our society, which remains one of the most racially segregated of wealthy nations. Communities of color experience more displacement, more housing insecurity, and less housing affordability. New Way Homes is dedicated to being a part of the solution rather than part of the systemic problem. With our partnership program, we aim to empower and learn from community-based organizations that are led by people of color and serve their own neighborhoods; this has led us to work with several black churches in Oakland, for example. Similarly, our projects seek to work with local contractors who are representative of the communities we are helping to create housing in.

How do investors get repaid?

New Way Homes gets repaid the money it puts into a project from either the construction funds or the permanent financing (which is like a 30-year mortgage). We plan to cycle your funds in and out of the early stage work on 2-3 projects within 10 years. In any case, we'll have those funds on hand to repay to investors who want to get their principal paid back at the 10-year point.

What if a project fails?

We choose projects that are low-risk to get approval from cities or counties. But there is always a risk that a project can't go forward to completion. The NWH fund is repaid any such losses out of projects that are successfully completed.

Who do you compete with?

Honestly, just about no one. We make a point of trying to never be in competition with other non-profit affordable housing developers: a) if a land partner is a fit for publicly funded, 100% lower income affordable housing, then we refer them to the great affordable housing developers in our region, and b) we don't compete for tax credits or other state or federal affordable housing construction funds. If we competed with these developers, we wouldn't be realizing our mission to create more affordable housing above and beyond that already possible. Similarly, we can't generally compete with market-rate condo developers for land. But that's not a big problem - the big problem is that way less than half the housing we need to build each year to address our housing crisis is being built at all. We have clearly learned over 5 years of work that there is a TON of available sites, even within today's zoning, that can be developed into great, mission-driven rental housing if we can put together the early-stage project funds.